EXHIBIT 15.2

                             Financial Statements of

                          Bulakashu Mining Company Ltd.

                                 for the period

                          June 9, 2004 to May 31, 2005

--------------------------------------------------------------------------------



                          BULAKASHU MINING COMPANY LTD.

                              FINANCIAL STATEMENTS
                 FOR THE PERIOD JUNE 9, 2004 (DATE OF FORMATION)
                                 TO MAY 31, 2005

          (EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)

--------------------------------------------------------------------------------

DAVIDSON & COMPANY LLP               A Partnership of Incorporated Professionals
                      ----Chartered Accountants---------------------------------


                          INDEPENDENT AUDITORS' REPORT


To the Member of
Bulakashu Mining Company Ltd.

We have audited the balance sheet of Bulakashu Mining Company Ltd. as at May 31, 2005 and the statements of operations and deficit and cash flows for period from formation on June 9, 2004 to May 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and the results of its operations and cash flows for period from formation on June 9, 2004 to May 31, 2005 in accordance with Canadian generally accepted accounting principles.


                                                  /s/ DAVIDSON & COMPANY LLP

Vancouver, Canada                                     Chartered Accountants

October 21, 2005


                COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
                            U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the member dated October 21, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



                                                  /s/ DAVIDSON & COMPANY LLP

Vancouver, Canada                                     Chartered Accountants

October 21, 2005

                          A Member of SC INTERNATIONAL

                  1200 - 609 Granville Street, P.O. Box 10372,
                 Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

                          BULAKASHU MINING COMPANY LTD.
                                  BALANCE SHEET
                               AS AT MAY 31, 2005
          (EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)




                                                                         $
                                   A S S E T S

CURRENT ASSETS

Cash                                                                     18,636
Amounts receivable                                                          232
Prepaids                                                                  1,199
                                                                   ------------
                                                                         20,067

EQUIPMENT (Note 3)                                                        6,802

UNPROVEN MINERAL INTERESTS (Note 4)                                      80,392
                                                                   ------------
                                                                        107,261
                                                                   ============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                 10,678

ADVANCES (Note 5)                                                       117,900
                                                                   ------------
                                                                        128,578
                                                                   ------------

                       M E M B E R ' S D E F I C I E N C Y

MEMBER'S INTEREST                                                            23

DEFICIT                                                                 (21,340)
                                                                   ------------
                                                                        (21,317)
                                                                   ------------
                                                                        107,261
                                                                   ============

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)






   The accompanying notes are an integral part of these financial statements.

                          BULAKASHU MINING COMPANY LTD.
                       STATEMENT OF OPERATIONS AND DEFICIT
                 FOR THE PERIOD JUNE 9, 2004 (DATE OF FORMATION)
                                 TO MAY 31, 2005
          (EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)



                                                                         $
EXPENSES

Amortization                                                                821
Office and miscellaneous                                                 11,445
Professional fees                                                         9,992
                                                                   ------------
                                                                         22,258
                                                                   ------------
LOSS BEFORE OTHER ITEMS                                                 (22,258)
                                                                   ------------
OTHER ITEMS

Foreign exchange loss                                                      (399)
Gain on sale of equipment                                                 1,317
                                                                   ------------
                                                                            918
                                                                   ------------
LOSS FOR THE PERIOD                                                     (21,340)

DEFICIT - BEGINNING OF PERIOD                                                 -
                                                                   ------------
DEFICIT - END OF PERIOD                                                 (21,340)
                                                                   ============






   The accompanying notes are an integral part of these financial statements.

                          BULAKASHU MINING COMPANY LTD.
                             STATEMENT OF CASH FLOW
                 FOR THE PERIOD JUNE 9, 2004 (DATE OF FORMATION)
                                 TO MAY 31, 2005
          (EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)





                                                                       $
CASH FLOWS PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                                     (21,340)
Adjustments for items not involving cash
         Amortization                                                       821
         Gain on sale of equipment                                       (1,317)
                                                                   ------------
                                                                        (21,836)
Increase in amounts receivable                                            (232)
Increase in prepaids                                                     (1,199)
Increase in accounts payable and accrued liabilities                     10,678
                                                                   ------------
                                                                        (12,589)
                                                                   ------------
INVESTING ACTIVITIES

Unproven mineral interests                                              (80,392)
Purchase of equipment                                                   (15,231)
Proceeds on sale of equipment                                             8,925
                                                                   ------------
                                                                        (86,698)
                                                                   ------------
FINANCING ACTIVITIES

Member's interest                                                            23
Advances                                                                117,900
                                                                   ------------
                                                                        117,923
                                                                   ------------
INCREASE IN CASH DURING THE PERIOD                                       18,636

CASH - BEGINNING OF PERIOD                                                    -
                                                                   ------------
CASH - END OF PERIOD                                                     18,636
                                                                   ============



   The accompanying notes are an integral part of these financial statements.

                          BULAKASHU MINING COMPANY LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE PERIOD JUNE 9, 2004 (DATE OF FORMATION)
                                 TO MAY 31, 2005
          (EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)



1.       NATURE AND CONTINUANCE OF OPERATIONS

         Bulakashu Mining Company Ltd. (the "Company") is an exploration stage company formed under the laws of the Kyrgyz Republic on June 9, 2004. The sole member of the Company is Marsa Gold Corp. ("Marsa") which has a 100% participating interest.

         The Company is in the process of exploring its unproven mineral interests and has not yet determined whether the unproven mineral interests contain ore reserves that are economically recoverable. The recoverability of the amounts shown for unproven mineral interests and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

         These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

         As at May 31, 2005, the Company had working capital of $9,389. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to continue to receive advances for financial support and, or obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis. See also Note 4.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These financial statements have been prepared in accordance with Canadian GAAP. The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 9.

         These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         ESTIMATES

         The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          BULAKASHU MINING COMPANY LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE PERIOD JUNE 9, 2004 (DATE OF FORMATION)
                                 TO MAY 31, 2005
          (EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         EQUIPMENT

         Equipment   is   recorded  at  cost  less   accumulated   amortization.
         Amortization is recorded on a declining balance basis at the following annual rates:

                           Field equipment           30%
                           Computer equipment        30%

         FOREIGN CURRENCY TRANSLATION

         The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at rates approximating those in effect at the time of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

         UNPROVEN MINERAL INTERESTS

         All costs related to the acquisition, exploration and development of unproven mineral interests are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related interest are reclassified as mining assets and amortized using the unit of production method. When an unproven mineral interest is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral interest is impaired, that interest is written down to its estimated net realizable value. A mineral interest is reviewed for impairment whenever events or changes in circumstances indicated that its carrying amount may not be recoverable.

         The amounts shown for mineral interests do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

         ASSET RETIREMENT OBLIGATIONS

         An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

         INCOME TAXES

         Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

                          BULAKASHU MINING COMPANY LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE PERIOD JUNE 9, 2004 (DATE OF FORMATION)
                                 TO MAY 31, 2005
          (EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)



3.       EQUIPMENT

                                                   ACCUMULATED
                                     COSTS        AMORTIZATION          NET
                                       $                $                $

         Computer equipment             2,879              172            2,707
         Field equipment                4,369              274            4,095
                                 ------------     ------------     ------------
                                        7,248              446            6,802
                                 ============     ============     ============


4.       UNPROVEN MINERAL INTERESTS


                                                                           $
         Balance, beginning of period                                         -
         Exploration Costs
              Drilling                                                   45,552
              Field work and related                                      6,045
              Geological                                                  6,879
              Laboratory and sampling                                     6,889
              Mapping                                                    15,027
                                                                   ------------
         Balance, end of period                                          80,392
                                                                   ============

         (a)      Title to Mineral Interests

                  Title to mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral interests and, to the best of its knowledge, title to all of its interests are in good standing.

         (b)      Bulakashu Gold Property

                  The Company holds an exploration license granting the Company the right for geological research of basic and placer gold in the Bulakashu area of the Kyrgyz Republic. The license is effective until December 31, 2005 and can be extended for up to ten years.

                          BULAKASHU MINING COMPANY LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE PERIOD JUNE 9, 2004 (DATE OF FORMATION)
                                 TO MAY 31, 2005
          (EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)



5.       ADVANCES

         By agreement dated September 24, 2004 and amended, the Company and Marsa entered into a letter agreement with 0724000 B.C. Ltd. (FORMERLY CENTRASIA MINING CORP.) ("724 BC") whereby 724 BC was granted the option to acquire a 100% interest in the Company from Marsa (the "Marsa Option").

         In order to exercise the Marsa Option in full, 724 BC must make cash payments totalling $120,000 and issue 1,025,000 common shares to Marsa as well as provide advances to the Company or incur exploration expenditures on the Bulakashu Gold Property (collectively the "Commitments") of $2,200,000 and CDN $200,000, as follows:

                                     CASH             SHARE
         DATE                      PAYMENTS         ISSUANCES               COMMITMENTS
                                                                   -----------------------------
                                       $                                 $              CDN $

         Signing of agreements              -                -          110,000                -
         January 2, 2005               40,000                -                -                -
         September 1, 2005             40,000                -                -                -
         Closing of Acquisition             -          200,000                -                -
         December 31, 2005                  -                -                -          200,000
         January 2, 2006               40,000          200,000                -                -
         December 31, 2006                  -                -          690,000                -
         January 2, 2007                    -          250,000                -                -
         December 31, 2007                  -                -          650,000                -
         January 2, 2008                    -          375,000                -                -
         December 31, 2008                  -                -          750,000                -
                                 ------------     ------------     ------------     ------------
                                      120,000        1,025,000        2,200,000          200,000
                                 ============     ============     ============     ============

         The agreement provides for staged conversions of advances made by 724 BC to the Company into a participating interest in the Company at the end of each calendar year, beginning December 31, 2005. In the event 724 BC fails to meet any of its commitments or commits a material breach of the agreement, Marsa has the right to require 724 BC to return any participating interest of the Company received and forgive the Commitments.

         On March 17, 2005, 724 BC and its shareholders entered into a letter agreement with Centrasia Mining Corp. (FORMERLY BARADERO RESOURCES LIMITED) ("Centrasia"), a public company trading on the facilities of the TSX Venture Exchange and the Over-the-Counter Bulletin Board, pursuant to which Centrasia agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of Centrasia on a one-for-one basis (the "Acquisition"). The terms of the letter agreement were finalized by a share purchase agreement dated July 25, 2005, and closing of the Acquisition occurred on September 14, 2005. On completion of the Acquisition, Centrasia also agreed to assume the common share issuance obligations of 724 BC.

         As at May 31, 2005, the Company has received $110,000 and CDN $10,000 from 724 BC and Marsa has received $40,000. Subsequent to May 31, 2005, 724 BC advanced a further $110,000 and CDN $4,500 to the Company and made an additional $40,000 cash payment to Marsa. Centrasia also issued 200,000 common shares of its capital stock to Marsa.

                          BULAKASHU MINING COMPANY LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE PERIOD JUNE 9, 2004 (DATE OF FORMATION)
                                 TO MAY 31, 2005
          (EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)



6.       RELATED PARTY TRANSACTIONS

         During the period June 9, 2004 to May 31, 2005, the Company paid $3,411 to the Managing Director of the Company for professional services rendered.


7.       INCOME TAXES

         A reconciliation of income taxes at statutory rates is as follows:

                                                                         $

         Loss before income taxes                                       (21,340)
                                                                   ============

         Expected income tax recovery                                     4,260
         Unrecognized benefit of non-capital loss carryforwards          (4,260)
                                                                   ------------
         Income tax recovery                                                  -
                                                                   ============

         The significant components of the Company's future income taxes assets are as follows:

                                                                         $
         Future income tax assets:
              Non-capital loss carryforwards                              4,260
         Valuation allowance                                             (4,260)
                                                                   ------------
         Future income tax assets                                             -
                                                                   ============

         As at May 31, 2005, the Company has operating losses of approximately $21,340 for Kyrgyz income tax purposes which are available to reduce taxable income of future years. These losses expire in 2009. Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.


8.       SEGMENTED INFORMATION

         The Company operates in one business segment being the exploration of mineral properties in the Kyrgyz Republic.


9.       FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash, amounts receivables, accounts payable and accrued liabilities and advances. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

                          BULAKASHU MINING COMPANY LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE PERIOD JUNE 9, 2004 (DATE OF FORMATION)
                                 TO MAY 31, 2005
          (EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)



10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) These financial statements of the Company have been prepared according to Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("US GAAP")are described and quantified below.

                  STATEMENT OF OPERATIONS
                                                                         $

                  Loss for the period under Canadian GAAP               (21,340)
                  Unproven mineral interests for the period (i)         (80,392)
                                                                   ------------
                  Loss for the period under US GAAP                    (101,732)
                                                                   ============

                  BALANCE SHEET
                                                                         $
                  Member's Deficiency
                  Balance per Canadian GAAP                             (21,317)
                  Unproven mineral interests expensed (i)               (80,392)
                                                                   ------------
                  Balance per US GAAP                                  (101,709)
                                                                   ============

                  Unproven Mineral Interests
                  Balance per Canadian GAAP                              80,392
                  Unproven mineral interests expensed (i)               (80,392)
                                                                   ------------
                  Balance per US GAAP                                         -
                                                                   ============

                  STATEMENT OF CASH FLOWS

                                                                         $
                  Operating Activities
                  Cash used per Canadian GAAP                           (12,589)
                  Unproven mineral interests (i)                        (80,392)
                                                                   ------------
                  Cash used per US GAAP                                 (92,981)
                                                                   ============
                  Investing Activities
                  Cash used per Canadian GAAP                           (86,698)
                  Unproven mineral interests (i)                         80,392
                                                                   ------------
                  Cash used per US GAAP                                  (6,306)
                                                                   ============

                  (i)      Unproven Mineral Interests

                           Unproven mineral interests are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP purposes, the Company expenses acquisition and exploration costs relating to unproven mineral interests as incurred. When proven and probable reserves are determined for a mineral interest, subsequent exploration and

                          BULAKASHU MINING COMPANY LTD.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE PERIOD JUNE 9, 2004 (DATE OF FORMATION)
                                 TO MAY 31, 2005
          (EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)



10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                           development costs of the mineral interest are capitalized. The capitalized costs of such interests would then be assessed, on a periodic basis, to determine whether the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral interest would be written down to fair value determined using discounted cash flows.

         (c)      Recent Accounting Pronouncements

                  The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 123(R) Share Based Payments ("SFAS 123(R)"). SFAS 123(R) amends SFAS 123 by requiring share based payments to be accounted for at fair value. SFAS 123(R) is effective for fiscal periods ending after June 15, 2005. The adoption of SFAS 123(R) is not expected to have an effect on the Company's financial position or results of operations.

                  The FASB has also issued SFAS No. 153 Exchange of Non-Monetary Assets ("SFAS 153") which is effective for fiscal years ending after June 15, 2005. SFAS 153 refines the circumstances under which non-monetary transactions should be accounted for at fair value. The adoption of SFAS 153 is not expected to have an effect on the Company's financial position or results of operations.

                  The FASB has also issued SFAS No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not expected to have an effect on the Company's financial position or results of operations.